U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b) [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Warshaw Clive E.	2. Issuer Name and Ticker or Trading Symbol Steiner Leisure Limited (STNR)					6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) Suite 104A, Saffrey Square (Street) Nassau, The Bahamas (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)		4. Statement For Month/Year 1999			[ X ] Director [ ] 10% Owner [ X ] Officer (give title below) [ ] Other (specify below) Chairman* *At the time of the original filing, also CEO
			5. If Amendment, Date of Original (Month/Year) 2/11/00			7. Individual or Joint/Group Filing (Check Applicable Line) [ X ]Form Filed by One Reporting Person [ ]Form Filed by More Than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer=s Fiscal Year (Instr. 3 and 4)	6. Ownership Form:Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If form is filed by more than one reporting person, see instruction 4(b)(v).

FORM 5 (continued)

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver-sion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Num-ber of De- rivative Securities Benefi- cially Owned at End of Year (Instr. 4)	10. Own-ership of Derivative Security:Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner- ship (Instr. 4)
				(A)	(D)	Date Exer-cisable	Expiration Date	Title	Amount or Number of Shares
Employee Share Option (right to buy)	$30.563	3/13/99	A	63,800	--	(1)	3/12/09	Common Shares	63,800	--	63,800	D
Employee Share Option (right to buy)	$30.563	3/13/99	A	25,360	--	(2)	3/12/09	Common Shares	25,360	--	25,360	I	(3)

Explanation of Responses:

  These options vest in accordance with the following schedule: 21, 266 options vest on each of 3/13/00 and 21,267 options vest on each of 3/13/01 and 3/13/02.
  These options vest in accordance with the following schedule: 8,453 options vest on each of 3/13/00 and 3/13/01 and 8,454 options vest on 3/13/02.
  By spouse. Reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or any other purpose.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.
/s/ Clive E. Warshaw	02/13/02
Clive E. Warshaw	Date

SEC 1474 (8-92)